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                            August 15, 2022

       R. Blake Chatelain
       President and Chief Executive Officer
       Red River Bancshares, Inc.
       1412 Centre Court Drive
       Suite 501
       Alexandria, LA 71301

                                                        Re: Red River
Bancshares, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 11,
2022
                                                            File No. 333-266784

       Dear Mr. Chatelain:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance